November 30, 2007

Room 4561

Mr. Erik E. Prusch
Senior Vice President and
  Chief Financial Officer
Borland Software Corporation
20450 Stevens Creek Boulevard, Suite 800
Cupertino, CA 95014

> **Re: Borland Software Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 001-10824**

Dear Mr. Prusch:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page F-5

1.   We note your disclosure on page F-10 which indicates that revenue from arrangements that are subject to contract accounting is allocated to license and services revenue based on the "VSOE estimated fair value of each element." Further, we note that you appear to have bundled license arrangements which are recognized ratably over the license term. Please tell us whether this revenue is reported within product revenue, service revenue, or allocated to both using some allocation method. Also, please explain to us how each of these presentations comply with Rule 5-03(b)(1) of Regulation S-X.

Item 15. Exhibits

2.	We note that there are two exhibits to this Form 10-K, 10.83 and 10.94, that contain information for which confidential treatment has been granted. Our records indicate that the period for which confidential treatment was granted expired in late 2005. Please evaluate these agreements to determine whether you continue to need confidential treatment. If so, a new application for confidential treatment will be required.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Hugh Fuller at (202) 551-3853. If you require further assistance you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief